Filed by: Healthcare Trust of America, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Trust of America, Inc.

Commission File No.: 001-35568

Healthcare Trust of America Holdings, LP

Commission File No.: 333-190916

Employee Letter

Disseminated to Employees of Healthcare Trust of America, Inc.

February 28, 2022

LETTER TO HTA EMPLOYEES FROM PETER

Today we are pleased to announce that we have signed an agreement for HTA to be acquired by Healthcare Realty Trust (NYSE:HR). As the first REIT to specialize in medical office buildings, HR has built a well-regarded medical real estate portfolio affiliated with market-leading healthcare systems.

As we have met with the HR team during our discussions of this transaction, it became apparent that HR operates with similar values to ours and shares our dedication to long-term relationships with healthcare systems, academic medical centers and teaching hospitals, physician groups, developers and other industry participants in this space.

Together, the combined company will be the largest owner of medical office buildings with an enterprise value of over $18 billion, owning 727 properties totaling 44 million square feet and located in 35 states. This combination will bring together employees from both companies to create a best in class team to serve our tenants around the country.

We believe that the combined company will drive value that is greater than the sum of its parts, with the operational and financial scale necessary to compete today. It will also have greater access to the capital markets and a larger, investment-grade balance sheet. For our employees, being a part of a leading, high-quality MOB REIT will also offer increased career opportunities.

Today’s announcement comes after working with advisors, such as JP Morgan, to assist us in fulfilling our commitment to act in the best interest of HTA shareholders. With their help, we have evaluated a number of alternatives, including, among others, a corporate sale or merger, joint ventures and partnerships or asset sales. This announcement is the culmination of that work.

We expect this deal to close in mid-2022. In the meantime, we will be operating with business as usual. At the same time, a transition team with representatives from both companies will be working to identify the best way to bring our teams together and leverage the best practices from both.

Upon close of the deal, Todd Meredith, CEO and their executive team, will lead the newly combined company, which will be keep Healthcare Realty’s name and stock symbol.

Robert, myself and other members of the executive team will work as a part of the integration and transition team.

•	The Company’s board will include the nine current board members from Healthcare Realty, three members from HTA, and one to be jointly selected prior to closing.

•	The Company headquarters will remain in Nashville, with additional corporate offices in Scottsdale and Charleston.

Click the play button to view a short video discussing the announcement.

We know that this is a lot to take in and not having all the answers today may cause some concern. We certainly understand this and want you to know that we are working with your best interests in mind. As soon as we have more specifics, we will share them with you.

As we work through the pre-close timeline, members of the HR team will be visiting our sites and meeting with some of our teams. We will work to keep you informed throughout the pre-close process and will announce information related to your role, benefits and compensation plans in the next 60-90 days.

In the meantime, we have created a few Q&As that will help address some of your questions. If you have others, do not hesitate to reach out your Functional Group Leader, or if urgent, you can reach out directly to the Transition Team Leaders, Louis Burrell and Amanda Houghton.

It has been a pleasure to serve as your interim CEO and I look forward to helping this team transition to what I am confident will be a bright and profitable future for HTA, our employees, shareholders and tenants.

Thank you for all that you do,

Peter

Forward Looking Statements

Certain statements contained in this Current Report on Form 8-K constitute forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, in particular, statements about expected exercises of rights of first offer and/or rights of first refusal by other parties, the Company’s plans, strategies, prospects, pending acquisitions, the potential impact of such acquisitions on the Company’s results of operations, future medical office building market performance and funding of acquisitions. Additionally, such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially and in adverse ways from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Forward-looking statements are generally identifiable by the use of such terms as “expect,” “project,” “may,” “should,” “could,” “would,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “opinion,” “predict,” “potential,” “pro forma” or the negative of such terms and other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Current Report on Form 8-K, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Forward-looking statements regarding the Company and HR include, but are not limited to, statements related to the Proposed Transaction, including the anticipated timing, benefits and financial and operational impact thereof; HR’s expected financing for the transaction; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: the Company’s and HR’s ability to complete the Proposed Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the Proposed Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of the Company and HR management from ongoing business operations; failure to realize the expected benefits of the Proposed Transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the Proposed Transaction, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the Proposed Transaction; risks related to future opportunities and plans for the Company, including the uncertainty of expected future financial performance and results of the Company following completion of the Proposed Transaction; effects relating to the announcement of the Proposed Transaction or any further announcements or the consummation of the Proposed Transaction on the market price of the Company’s or HR’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the Proposed Transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting the Company and HR, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s and HR’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, HR’s Annual Report on Form 10- K for the year ended December 31, 2021, and other filings and reports by either company. Moreover, other risks and uncertainties of which the Company or HR are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by the Company or HR on their respective websites or otherwise. Neither the Company nor HR undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the Proposed Transaction pursuant to the terms of the Merger Agreement. In connection with the Proposed Transaction, the Company expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and HR and that will also constitute a prospectus of the Company. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, THE COMPANY, THE COMPANY OP, AND MERGER SUB AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.htareit.com or from HR at its website, www.healthcarerealty.com. Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s’ website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to the Company at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone (480) 998-3478 and documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: (615) 269-8175.

Participants in the Solicitation

The Company and HR and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of the Company and HR in respect of the proposed transaction under the rules of the SEC. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 28, 2022, and definitive proxy statement dated April 30, 2021 for its 2021 annual meeting of stockholders. Information about HR’s directors and executive officers is available in HR’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 22, 2022, and definitive proxy statement dated March 24, 2021 for its 2021 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or HR using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.